April 16, 2014

Via EDGAR

Stephanie D. Hui
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust)
File Nos. 811-09913 and 333-36074

Dear Ms. Hui:

Below are responses to your comments, which we discussed on March 21, 2014, regarding Post-Effective Amendment No. 57 (the “Amendment”) to the registration statement on Form N-1A of AIM Counselor Series Trust (Invesco Counselor Series Trust) (the “Registrant”). The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 29, 2014, pursuant to the Investment Company Act of 1940, as amended, (the “1940 Act”) and Rule 485(a)(1) under the Securities Act of 1933, as amended, (the “Securities Act”) and is scheduled to go effective April 22, 2014.  The purpose of the Amendment is to register a new fund, the Invesco Strategic Real Return Fund (the “Fund”).  These comments and responses apply to Class A, C, R, Y, R5 and R6 Shares of the Fund.  Each of your comments is in bold and the Registrant’s responses are set forth immediately below each comment.

1.      Comment:  Please add an Acquired Fund Fees and Expenses line item to the Annual Fund Operating Expenses table.

Response:  The requested line item has been added.

2.      Comment:  If the Fund is expected to have a portfolio turnover rate of 100% or greater, please include a corresponding risk factor within the Fund’s prospectus.

Response:  The Registrant confirms that the Fund is not expected to have a portfolio turnover rate of 100% or greater.  Accordingly, a high turnover rate risk factor has not been added to the Fund’s prospectus.

3.           Comment:  Under Principal Investment Strategies of the Fund and third full paragraph thereunder, please clarify or explain whether investing in foreign securities is a principal investment strategy of the Fund?  If not a principal investment strategy of the Fund, consider moving related disclosure to the Registrant’s SAI.

Response:  The Registrant confirms that investing in foreign securities is a principal investment strategy of the Fund. Accordingly, the third full paragraph under “Principal Investment Strategies of the Fund” has been revised as follows; new disclosure is underlined for emphasis:

The Fund may invest in securities or loans ~~denominated in U.S. dollars~~ of issuers located in foreign countries, including securities or loans of issuers located in emerging markets countries, i.e., those that are in the initial stages of their industrial cycles.  The Fund’s securities and loans can be denominated in either U.S. dollars or foreign currencies.

4.      Comment:  Under Principal Investment Strategies of the Fund and fourth full paragraph thereunder, please replace “The Fund may invest” with “The Fund will invest.”

Response:  The Registrant has deleted the first sentence in the fourth full paragraph under Principal Investment Strategies of the Fund as it was duplicative of the first sentence under the High Yield Portfolio section.  See also response to Comment #5 below.

5.      Comment:  Under Principal Investment Strategies of the Fund consider moving fourth full paragraph thereunder to the High Yield Portfolio section.

Response:  The Registrant has deleted the fourth full paragraph under Principal Investment Strategies of the Fund as it was duplicative of the first sentence under the High Yield Portfolio section.

6.      Comment:  Under the High Yield Portfolio section, consider using reference to “junk bonds” at the end of the first sentence of this subsection.

Response: The disclosure has been revised accordingly.

7.      Comment:  Under Bank Loan Portfolio, please clarify or explain whether the Fund intends to use any duration or maturity related strategies?  If so, disclose or indicate durations for the investments within the bank loan portfolio.

Response:  The Registrant confirms that the Fund does not intend to use duration or maturity related strategies.  Accordingly, the disclosure has not been revised.

8.      Comment:  The Registrant has included a Mortgage and Asset-Backed Securities Risk Factor under the section entitled Principal Risks of Investing in the Fund.  Please clarify or explain whether the Fund will utilize a mortgage or asset-backed securities related principal investment strategy? If not, then please remove this risk disclosure.

Response:  The Registrant confirms that the Fund will utilize an asset-backed securities related principal investment strategy.  Accordingly, the noted risk factor has been revised as follows:

~~Mortgage- and~~ Asset-Backed Securities Risk. The Fund may invest in ~~mortgage and~~ asset-backed securities that are subject to prepayment or call risk, which is the risk that the borrower's payments may be received earlier or later than expected due to changes in prepayment rates on underlying loans. Faster prepayments often happen when interest rates are falling. As a result, the Fund may reinvest these early payments at lower interest rates, thereby reducing the Fund's income. Conversely, when interest rates rise, prepayments may happen more slowly, causing the security to lengthen in duration. Longer duration securities tend to be more volatile. Securities may be prepaid at a price less than the original purchase value. ~~An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of mortgage-backed securities and could result in losses to the Fund. The risk of such defaults is generally higher in the case of mortgage pools that include subprime mortgages. Subprime mortgages refer to loans made to borrowers with weakened credit histories or with lower capacity to make timely payments on their mortgages.~~

9.      Comment: Please move the section entitled “Exclusion of Adviser from Commodity Pool Operator Definition” to a sub-section under “Fund Management – The Adviser(s)” section of the prospectus.

Response:  The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

10.      Comment:  Under the section “Control Persons and Principal Holders of Securities,” please explain the effect on the voting rights of shareholders in the event a shareholder of the Fund becomes a control person or principal shareholder of the Fund.

Response:  The Registrant has added the following disclosure; new disclosure is underlined for emphasis:

Invesco provided the initial capitalization of each Fund and, accordingly, as of the date of this SAI, owned more than 25% of the issued and outstanding shares of each Fund and therefore could be deemed to “control” each Fund as that term is defined in the 1940 Act. It is anticipated that after the commencement of the public offering of a Fund’s shares, Invesco will cease to control the Fund for the purposes of the 1940 Act.  Future shareholders with a controlling interest in a Fund could affect the outcome of voting or the direction of management of a Fund.  Each Fund had no 5% shareholders because, as of the date of the SAI, it had not yet commenced operations.

11.      Comment:  Please update Appendix G to reflect the Funds.

Response:  Appendix G has been updated as requested.

*****************************
With respect to the foregoing comments, Registrant acknowledges the following:

1.      The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.      Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.      The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at (713) 214-1324 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Veronica Castillo
Veronica Castillo, Esq.
Counsel